EXHIBIT 21.1

Subsidiaries

Subsidiary	Jurisdiction of Incorporation

Loscalzo Associates, Ltd.	New Jersey

SmartPros Legal and Ethics, Ltd.	Massachusetts

Skye Multimedia Ltd.	New Jersey